                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)

       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 14, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 2 of 8 Pages
------------------------                         ------------------------------


-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William S. Levine
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                     PF

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [  ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
-------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
           SHARES                                    13,303,698*
        BENEFICIALLY
          OWNED BY
        EACH REPORTING
         PERSON WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     7,481,923*
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     13,303,698*
                              -------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                                     116,000*
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            20,333,361*
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            25.2%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                            IN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 3 of 8 Pages
------------------------                         ------------------------------


-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Levine Investments Limited Partnership
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]

                                                                     (b)[  ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                     00

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [  ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Arizona
-------------------------------------------------------------------------------
              NUMBER OF             7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                 13,303,698*
          OWNED BY
       EACH REPORTING
         PERSON WITH
                              -------------------------------------------------
                                    8       SHARED VOTING POWER

                                                     7,365,923*
                              -------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                     13,303,698*
                              -------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                                     -0-
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            20,217,361*
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            25.0%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                            PN
-------------------------------------------------------------------------------

* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996 and July 3, 1997.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 4 of 8 Pages
------------------------                         ------------------------------


This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission with respect to the common stock, $.01 par value ("Common Stock"), of Outdoor Systems, Inc. (the "Issuer") amends and restates the
Schedule 13D in its entirety.

           All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996, and July 3, 1997.

ITEM 1.  SECURITY AND ISSUER.

         See page 1 of this Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) See Items No. 1 on pages 2 and 3 of this Amendment No. 1. Of the 13,303,698 shares of Common Stock as to which Mr. Levine is indicated as having sole voting and dispositive power, 12,851,438 shares are held of record by Levine Investments Limited Partnership ("Levine Investments"), Mr. Levine's family limited partnership, 1702 E. Highland, Suite 310, Phoenix, Arizona 85016, and 452,260 shares may be acquired upon exercise of an option granted to Mr. Levine and currently held by Levine Investments (see Item 5). The shares of Common Stock as to which Mr. Levine is indicated as having shared voting power consist of 7,365,923 shares of Common Stock owned by M-K Link Investments Limited Partnership ("M-K Link") over which Levine Investments shares voting control with Arte R. Moreno and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales and 116,000 owned by the William S. and Ina Levine Foundation (the "Levine Family Foundation"), a charitable organization.

                  Mr. Levine is the general partner of Levine Investments. Mr. Levine disclaims beneficial ownership of the option and the shares of Common Stock beneficially owned by Levine Investments, except to the extent of his partnership interest. Mr. Levine is President and a member of the Board of Directors of the Levine Family Foundation and, by virtue of such position, may be deemed to share voting and dispositive power over the shares held by it. Mr. Levine disclaims beneficial ownership of the shares held by the Levine Family Foundation.

         (b)      1702 E. Highland, Suite 310
                  Phoenix, Arizona 85016

         (c)      Mr. Levine is Chairman of the Board of Outdoor Systems, Inc.

         (d) Neither Mr. Levine nor Levine Investments have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Mr. Levine nor Levine Investments have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order

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CUSIP No. 690057-10-4                                         Page 5 of 8 Pages
------------------------                         ------------------------------

                  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Levine is a citizen of the United States. Levine Investments is formed under the laws of the State of Arizona.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         See Items 4 on page 2 and 3 of this Amendment No. 1. Levine Investments acquired its shares of Common Stock by a contribution from Mr. Levine.

ITEM 4.  PURPOSE OF TRANSACTION.

         Both Mr. Levine and Levine Investments hold all securities held by them beneficially and of record for investment purposes. Mr. Levine and/or Levine Investments may acquire additional shares of Common Stock in the future for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) See Items 11 and 13 on pages 2 and 3 of this Amendment No. 1. Mr. Levine disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Levine Investments except to the extent of his partnership interest.

                  Mr. Levine disclaims beneficial ownership of the shares held by the Levine Family Foundation.

         (b)      See Items 7 through 10 on pages 2 and 3 of this Amendment No.
                  1. Item 7 includes 452,260 shares that are subject to an option granted by Stephen J. Haberkorn to Mr. Levine and currently held by Levine Investments. The shares subject to such option are held of record by M-K Link, Mr. Haberkorn's family limited partnership. Item 8 includes 7,365,923 shares owned by M-K Link that are subject to the Stockholders' Agreement referred to in Item 6 below and 116,000 shares held by the Levine Family Foundation.

           (c)    (i)      On May 24, 1996, Levine Investments disposed of
                           168,758 shares of Common Stock by gift.

                  (ii) On June 11, 1996, Levine Investments transferred 151,875 shares of Common Stock to an exchange fund in exchange for an interest in such fund.

                  (iii) On August 22, 1996, Levine Investments disposed of 1,125,000 shares of Common Stock at a price of $14.70 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock.

                  (iv) On December 16, 1996, Levine Investments disposed of 1,425 shares of Common Stock by gift.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 6 of 8 Pages
------------------------                         ------------------------------


                  (v) On December 23, 1996, Levine Investments disposed of 712 shares of Common Stock by gift.

                  (vi) On January 22, 1997, Levine Investments disposed of 1,238 shares of Common Stock by gift.

                  (vii) On May 15, 1977, Levine Investments contributed 150,000 shares of Common Stock to the Levine Family Foundation.

                  (viii) On May 28, 1997, Levine Investments disposed of 393,750 shares of Common Stock at a price of $19.40 per share, net of underwriting discounts and commissions, in the Issuer's public offering of Common Stock.

                  (ix) On May 29, 1997, Levine Investments contributed 150,000 shares of Common Stock to the Levine Family Foundation.

                  (x) On June 5, 1997, Levine Investments disposed of 375,000 shares of Common Stock at a price of $19.40 per share, net of underwriting discounts and commissions, upon the exercise of the underwriters' over-allotment option in connection with the Issuer's public offering effected in May 1997.

                  (xi) On July 8, 1997, Levine Investments disposed of 33,750 shares of Common Stock upon the exercise by an employee of the Issuer of an option he held with respect to such shares.

                  (xii) Between June 14, 1996 and July 20, 1997, M-K Link disposed of an aggregate of 1,587,750 shares of Common Stock held by it and with respect to which Mr. Levine and Levine Investments had shared voting power with Mr. Moreno (see Item 6) and, therefore, had been deemed to be beneficially owned by each of them prior to the disposition thereof.

                  (xiii) Between May 15, 1997 and July 14, 1997, the Levine Family Foundation disposed of 184,000 shares of Common Stock.

         (d) The Stockholders' Agreement referred to in Item 6 was entered into on April 15, 1996.

         (e) Mr. Levine shares with Arte R. Moreno, the President and Chief Executive Officer and a director and stockholder of the Issuer, the right to vote the 7,363,923 shares owned by M-K Link that are subject to the Stockholders' Agreement referenced in Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of October 1, 1988, Stephen J. Haberkorn granted to Mr. Levine an option to purchase 452,260 shares of Common Stock of the Company at a purchase price of $0.31 per share. Mr. Levine assigned this option to Levine Investments. This option is fully exercisable as of the date hereof and

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CUSIP No. 690057-10-4                                         Page 7 of 8 Pages
------------------------                         ------------------------------


         has no expiration date. The shares of Common Stock of the Issuer subject to this option are held by M-K Link, Mr. Haberkorn's family limited partnership.

         Mr. Levine is a party to a Stockholders' Agreement (the "Stockholders' Agreement") dated as of April 15, 1996 among M-K Link, Mr. Levine and Arte R. Moreno, the President, Chief Executive Officer and a director and stockholder of the Issuer. Pursuant to the Stockholders' Agreement, M-K Link is prohibited from transferring any shares of Common Stock held by it, except for specifically permitted transfers among the family members of Stephen J. Haberkorn, pledges in connection with bona fide loans, transfers pursuant to public offerings, transactions permitted by Rule 144 (provided that no takeover proposal, as defined in the Stockholders' Agreement, is pending), and certain other transactions approved by the Issuer. The Stockholders' Agreement also grants Messrs. Levine and Moreno a right of first refusal with respect to any shares of Common Stock that M-K Link proposes to transfer in any transfer other than that specifically permitted by the Stockholders' Agreement. Finally, the Stockholders' Agreement grants to Mr. Levine and Mr. Moreno joint and several rights to exercise all voting rights with respect to shares of Common Stock owned by M-K Link in elections of directors, voting for approval or disapproval of mergers, consolidations or other proposals related to acquisitions by the Issuer, or any other matters submitted to stockholders of the Issuer for a vote. The Stockholders' Agreement remains in full force and effect for so long as each of Messrs. Levine and Moreno holds office as a director or officer of the Issuer or holds employment or consulting positions with the Issuer, or until M-K Link no longer holds shares of Common Stock of the Issuer. Levine Investments is an express third-party beneficiary of the Stockholders' Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link Investments Limited Partnership, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and William S. Levine. (Filed on Exhibit No. 2 to the Schedule 13D.)

         3. Joint Filing Agreement dated as of August 26, 1997 by and between William S. Levine and Levine Investments Limited Partnership.

------------------------                         ------------------------------
CUSIP No. 690057-10-4                                         Page 8 of 8 Pages
------------------------                         ------------------------------


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  August 26, 1997



                                       /s/ William S. Levine
                                       ----------------------------------------
                                       William S. Levine



                                       LEVINE INVESTMENTS LIMITED PARTNERSHIP


                                       By: /s/ William S. Levine
                                          -------------------------------------
                                          William S. Levine
                                          General Partner

                                  EXHIBIT INDEX



    Exhibit No.   Description
         1.       Stockholders' Agreement dated as of April 15, 1996 by and
                  between M-K Link Investments Limited Partnership, Arte R.
                  Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No.
                  333-1582, as filed with the Commission on February 22, 1996.)

         2. Option to Purchase Stock entered into as of October 1, 1988, by and between Stephen J. Haberkorn and William S. Levine.
                  (Filed on Exhibit No. 2 to the Schedule 13D.)

         3. Joint Filing Agreement dated as of August 26, 1997 by and between William S. Levine and Levine Investments Limited
                  Partnership.